2001 ANNUAL REPORT

APRIA HEALTHCARE®

2001 CORPORATE PROFILE

Apria Healthcare Group Inc. is the leading national provider of home healthcare products and services, including oxygen and respiratory equipment, home-delivered respiratory medications and a broad range of home infusion therapies and medical equipment. With approximately 400 branch and 34 infusion pharmacy locations nationwide, Apria serves over 1.2 million patients annually throughout all 50 states.

The company has adopted quality improvement (QI) initiatives throughout all areas of operations. All Apria locations are accredited by or in the process of receiving accreditation from the Joint Commission on Accreditation of Healthcare Organizations (JCAHO), an independent organization that develops standards for homecare and other healthcare providers nationwide. In 2001, the company successfully completed its triennial JCAHO survey cycle, a voluntary process that includes on-site survey visits and a review of compliance to industry standards.

Headquartered in Lake Forest, California, the company employs over 9,000 employees nationwide, representing patient services and clinical pharmacy, nursing and respiratory care, operations, sales, logistics, billing and collections. Supported by corporate functions such as Finance, Information Services, Human Resources and Contract Services, Apria's division and regional business units are able to respond quickly to customer and patient needs.

□ Financial Highlights

(in thousands, except per share amounts)	2001	2000	1999[1]	1998[2,3]	1997[2,4]
	Year Ended December 31,				
Statements of Operations Data:					
Net revenues	$1,131,915	$1,014,201	$ 940,024	$ 933,793	$1,180,694
Income (loss) before extraordinary charge	73,445	57,006	204,135	(207,938)	(272,608)
Net income (loss)	71,917	57,006	204,135	(207,938)	(272,608)
Basic income (loss) per common share:					
Income (loss) before extraordinary charge	$ 1.36	$ 1.09	$ 3.93	$(4.02)	$(5.30)
Extraordinary charge on debt refinancing, net of taxes	0.03	-	-	-	-
Net income (loss)	$ 1.33	$ 1.09	$ 3.93	$(4.02)	$(5.30)
Diluted income (loss) per common share:					
Income (loss) before extraordinary charge	$ 1.32	$ 1.06	$ 3.81	$(4.02)	$(5.30)
Extraordinary charge on debt refinancing, net of taxes	0.03	-	-	-	-
Net income (loss)	$ 1.29	$ 1.06	$ 3.81	$(4.02)	$(5.30)
Balance Sheet Data:					
Total assets	$ 695,782	$ 620,332	$ 637,361	$ 504,208	$ 762,992
Long-term obligations, including current maturities	293,689	343,478	423,094	496,196	554,727
Stockholders' equity (deficit)	242,798	146,242	75,469	(131,657)	74,467

(1) Net income for 1999 reflects an income tax benefit of $131 million that was attributable to the release of the company's valuation allowance in the fourth quarter of 1999.

(2) Apria recorded a charge of $22.7 million in 1998 to increase the allowance for doubtful accounts for changes in collection policies and in conjunction with certain portions of the business from which the company exited. Apria recorded a charge of $61.4 million in 1997 to increase the allowance for doubtful accounts. These charges were due primarily to the residual effects of the 1995 and 1996 facility consolidations and system conversions effected in conjunction with the 1995 Abbey/Homedco merger.

(3) The operations data for 1998 include impairment charges of $76.2 million to write down the carrying values of intangible assets and $22.2 million to write-off information systems hardware, internally-developed software and assets associated with the exit of portions of the business.

(4) The operations data for 1997 include significant adjustments and charges to write down the carrying values of intangible assets and information systems hardware and internally-developed software of $133.5 million and $26.8 million, respectively, to increase the valuation allowance on deferred tax assets by $30 million, and to provide for estimated shortages related to patient service assets inventory of $33.1 million.

Apria did not pay any cash dividends on its common stock during any of the periods set forth in the table above.

□ Message from the Chairman and the Chief Executive Officer



Ralph V. Whitworth
Chairman of the Board

Apria's performance in 2001 reinforced its position as America's largest and most successful integrated homecare services provider. Our 2001 financial results and improvements in all operating areas confirmed that Apria has successfully transitioned from its turnaround strategy to one focused on growth and profitability.

Financial Highlights

- Continued expansion of Apria's traditional and managed care sales team led to net revenues of $1.13 billion, representing growth of 12% over 2000.
- The company posted four consecutive quarters of revenue growth and profit for a total 13 quarters of improvement since we initiated the turnaround strategy in 1998.
- Ongoing collection discipline enabled us to reduce net days sales outstanding (DSO) to 50 days, far better than the industry average in the mid-70s.
- We reduced interest costs by renegotiating our credit facility.
- Operating cash flow increased to $241.4 million, providing Apria with flexibility to further increase shareholder value.

Best Practices Contribute to Operational Improvement

Apria's ability to develop and apply Best Practices throughout our almost 400-branch network gives the company a competitive advantage in many areas of operations. The Clinical Services, Logistics and Business Operations functions continued to fine-tune operational practices designed to improve patient care and satisfaction and the distribution/delivery function, and effectively bill and collect for our services.

2002 Operational Emphasis

In 2002, the company's primary operational emphasis will be to:

1) Maintain tight control over labor and other operating expenses,
2) Improve employee productivity and processes, and measure related outcomes throughout the company,
3) Enhance the overall customer experience by increasing our investment in front-end employee training, delivery system efficiencies and telecommunications technologies, and
4) Continue enhancing the quality of patient care and related programs.

Growth Continues

In 2001, Apria served over 1.2 million patients in all 50 states and further expanded its service to both government and managed care payors. Apria's sales force continues to solidify relationships with physicians, hospital discharge planners and case managers by demonstrating improved patient care and overall service. In 2002, modifications to incentive programs will continue to drive this focus. The company will also strive to expand its referral base with America's largest managed care plans, capitalizing on the company's standardized operations, sophisticated information systems, Web-based capabilities and contracting expertise.

Acquisitions completed in 2001 continue to support our growth strategy and expand our geographic reach. We are proud of our ability to integrate these high-quality providers into the Apria family and continue the tradition of providing homecare with a local focus in urban and rural markets alike.



Lawrence M. Higby
Chief Executive Officer

Accreditation and Compliance: Strong Outcomes

Heavily regulated by numerous state and federal regulatory agencies, the homecare industry must comply with many complex rules and policies. Corporate staff provides direction through internal auditing and extensive training on proper billing procedures and regulatory compliance at all Apria locations. As a result of standardization and training, the company experienced record-high excellent survey scores by the Joint Commission on Accreditation of Healthcare Organizations (JCAHO) and the Food and Drug Administration (FDA) in 2001.

A vital component of Apria's culture is the Corporate Compliance Program. With extensive employee training, an untraceable Compliance Hotline and other vital components, this program sets the standard in the industry. All employees are required to adhere to the company's rigorous Code of Ethical Business Practices, which is reinforced by frequent compliance communications, training and an annual certification of compliance. The Corporate Compliance Committee, consisting of a cross-section of management and three members of the Board of Directors, meets quarterly to review program results.

Investing in People

After emerging from the turnaround in 2001, Apria began to increase its investment in employee education and training programs. Such programs are designed to increase employee competencies to meet the complex and changing needs of our business. In 2002, additional training programs will be offered to clinicians and other employees to leverage the company's information systems and enhance the total service experience.

Apria's revenues are growing by approximately $100 million a year; therefore, in 2002 succession planning and management development are significant priorities. We are designing a program to develop high-potential managers from within our ranks. These leaders will be available for quick deployment to capitalize on Apria's new and growing business opportunities.

Innovation Continues

In 2001 the company launched a more comprehensive website, rich with healthcare educational content, disease and drug databases, and an e-commerce portal. While still in the early stages, the site is receiving a record number of unique visitors each month. In 2002, we will continue to explore ways to use the site to capitalize on emerging technologies to streamline communications between Apria and our customers.

Reimbursement Environment

Improving reimbursement performance in our current economy where both managed care and government payors are experiencing cost pressures is a major challenge. Yet, in 2001, the company received a slight cost of living adjustment (COLA) for certain home medical equipment items from the Medicare program and did not experience any significant cuts in the level of reimbursement from other payors. The company has always been an active participant in industry initiatives designed to educate Congress and the Centers for Medicare and Medicaid Services (CMS) about the value of our 24-hour-a-day, seven-day-a-week homecare services. In 2002, these efforts will continue as the government contemplates changes to its Medicare Part B drug reimbursement program.

2002 Strategy

Our strategy for 2002 is simple. Its four elements are:

1) A continued focus on growing our key business lines of respiratory therapy, home infusion therapy and home medical equipment,

2) Continuing to make strategically complementary acquisitions,

3) Ongoing vigilance to manage operating expenses, and

4) Fine tuning productivity measures at all levels.

Pride in Apria's People

Of particular note this year was Apria's regional and national response to the September 11 tragedies. Within minutes, Apria managers activated our disaster plans nationwide. Within hours, we mobilized clinicians to provide support to hospitals in New York, Washington, DC and northern New Jersey. This effort continued as Apria donated significant amounts of respiratory products and other medical equipment to the cause. Apria employees also contributed generously to a company-match program designed to aid victims in both areas.

On behalf of Apria's more than 9000 employees and the hundreds of thousands of patients we care for daily, we are grateful for the support of our shareholders and the many other constituencies we serve. We look forward to continued success in 2002.

Sincerely,

Ralph V. Whitworth
Chairman of the Board

Lawrence M. Higby
Chief Executive Officer

□ Management's Discussion and Analysis of Financial Condition and Results of Operations

Apria operates in the home healthcare segment of the healthcare industry and provides services in the home respiratory therapy, home infusion therapy and home medical equipment areas. In all three lines, Apria provides patients with a variety of clinical services and related products and supplies, most of which are prescribed by a physician as part of a care plan. Apria provides these services to patients in the home throughout the United States through approximately 400 branch locations.

Strategy

Apria is pursuing an operating strategy to increase market share and improve profitability. Key elements of the strategy are as follows:

- Remain in its core businesses of home respiratory therapy, home infusion therapy and home medical equipment. Offering a comprehensive range of services gives Apria a competitive advantage with its core managed care customers and enables it to maintain a diversified revenue base. However, Apria plans on increasing the percentage of net revenues generated by home respiratory therapy, which historically has produced higher gross margins than its home infusion therapy and home medical equipment service lines.
- Continue to expand through internal growth in the home respiratory service line and through acquisitions. Apria operates in a highly fragmented market, which provides an attractive opportunity to drive growth through acquisitions.
- Standardize procedures, reduce costs, enhance margins and optimize cash flow by implementing "best practices" programs throughout the company. Apria's receivables management program has reduced days sales outstanding to 50 at December 31, 2001. Additionally, Apria has developed and implemented standardized clinical and delivery models, billing practices and common operating procedures in its field locations and has centralized purchasing for inventory, patient service equipment and supplies. Apria continues to focus resources on identifying opportunities for further productivity improvements.

Critical Accounting Policies

Apria's management considers the accounting policies that govern revenue recognition and the determination of the net realizable value of accounts receivable to be the most critical in relation to the company's consolidated financial statements. These policies require management's most complex and subjective judgments. Other accounting policies requiring significant judgment are those related to goodwill and income taxes.

Revenue and Accounts Receivable. Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review. Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

Management performs various analyses to evaluate accounts receivable balances to ensure that recorded amounts reflect estimated net realizable value. Management applies specified percentages to the accounts receivable aging to estimate the amount that will ultimately be uncollectible and therefore should be reserved. The percentages are increased as the accounts age; accounts aged in excess of 360 days are reserved at 100%. Management establishes and monitors these percentages through extensive analyses of historical realization data, accounts receivable aging trends, other operating trends, the extent of contracted business and business combinations. Also considered are relevant business conditions such as governmental and managed care payor claims processing procedures and system changes. If indicated by such analyses, management may periodically adjust the uncollectible estimate and corresponding percentages. Further, focused reviews of certain large and/or problematic payors are performed to determine if additional reserves are required.

Because of the reimbursement environment in which Apria operates and the level of subjectivity that is required in recording revenues and accounts receivable, it is possible that management's estimates could change in the near term, which could have an impact on the consolidated financial statements.

Goodwill. Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Prior to a transition period called for by Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill was being amortized over the period of expected benefit. Management reviewed for impairment on an ongoing basis and whenever events or changes in circumstances indicated the possibility of impairment. In accordance with the provisions of SFAS No. 142, goodwill is no longer amortized but is tested annually for impairment or more frequently if circumstances indicate potential impairment. See "Recent Accounting Pronouncements."

Income Taxes. Apria provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized.

Segment Reporting

Apria's branch locations are organized into geographic regions. Each region consists of a number of branches and a regional office which provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. Management evaluates operating results on a geographic basis, and therefore views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. For financial reporting purposes, all the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria in paragraph 17 of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Recent Accounting Pronouncements

During the first quarter of 2001, Apria adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133, as amended, establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. Adoption of SFAS No. 133 did not have a material effect on Apria's consolidated financial statements. See "Long Term Debt — Hedging Activities."

In July 2001, Apria adopted SFAS No. 141, "Business Combinations." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 are accounted for under the purchase method and eliminates the pooling-of-interests method. Adoption of SFAS No. 141 did not have a material effect on Apria's consolidated financial statements.

Effective January 1, 2002, Apria adopted SFAS No. 142, in its entirety. SFAS No. 142 addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill or other intangible assets with indefinite lives will no longer be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment. The impairment test is comprised of two steps: (1) a reporting unit's fair value is compared to its carrying value; if the fair value is less than its carrying value, goodwill impairment is indicated; and (2) if impairment is indicated in the first step, it is measured by comparing the implied fair value of goodwill to its carrying value at the reporting unit level. In the year of adoption, SFAS No. 142 requires a transitional goodwill impairment test; the first step must be completed within six months of adoption and the second step, if necessary, must be completed by the end of the year. Amounts used in the transitional test shall be measured as of the beginning of the year. An impairment loss resulting from application of the transitional goodwill impairment test shall be recognized as the effect of a change in accounting principle. Apria's transitional goodwill impairment test and overall evaluation of SFAS No. 142's impact is currently in progress, therefore it is not presently known whether adoption will have a material effect on the consolidated financial statements. Goodwill amortization expense for the year ended December 31, 2001 was $9.8 million. See "Amortization of Goodwill and Intangible Assets."

Effective January 1, 2002 Apria adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and establishes criteria to determine when a long-lived asset is held for sale. Adoption of this statement will not have a material effect on Apria's financial statements.

Results of Operations

Net Revenues

Approximately 30% of Apria's 2001 revenues are reimbursed under arrangements with Medicare and Medicaid. In 2001, no other third-party payor represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented 9.5% of total net revenues for 2001. Because of continuing changes in the healthcare industry and third-party reimbursement, there can be no assurance that Apria's current revenue levels can be maintained, which could have an impact on operations and cash flows.

Net revenues increased to $1,132 million in 2001 from $1,014 million in 2000 and $940 million in 1999. Growth rates were 11.6% and 7.9% in 2001 and 2000, respectively. The increases in both years are due to volume increases, new contracts with regional and national payors, the acquisition of complementary businesses and price increases in certain managed care agreements.

Apria's acquisition strategy provides for the rapid integration of acquired businesses into existing operating locations. This limits management's ability to separately track the amount of revenue generated by an acquired business. Estimating the revenue contribution from acquisitions therefore requires certain assumptions. Based on its analyses, Apria management estimates from one-fourth to one-third of the revenue growth in 2001 was derived from acquisitions.

The following table sets forth a summary of net revenues by service line:

	Year Ended December 31,		
(in thousands)	2001	2000	1999
Home respiratory therapy	$ 742,805	$ 656,089	$598,901
Home infusion therapy	216,436	194,508	179,148
Home medical equipment/other	172,674	163,604	161,975
Total net revenues	$1,131,915	$1,014,201	$940,024

Home Respiratory Therapy. Respiratory therapy revenues are derived primarily from the provision of oxygen systems, home ventilators, sleep apnea equipment, nebulizers, respiratory medications and related services. The respiratory therapy service line increased in 2001 by 13.2% when compared to 2000 and increased by 9.5% in 2000 when compared to 1999. Apria's strategy to target acquisitions of respiratory therapy businesses contributed to this growth in 2001 and 2000.

Home Infusion Therapy. The infusion therapy service line involves the administration of a drug or nutrient directly into the body intravenously through a needle or catheter. Examples include: parenteral nutrition, anti-infectives, pain management, chemotherapy and other medications and related services. The infusion line also includes enteral nutrition which is the administration of nutrients directly into the gastrointestinal tract through a feeding tube. Infusion therapy revenues increased 11.3% in 2001 versus 2000 and 8.6% in 2000 versus 1999. The growth in both years is largely due to volume increases. Much of the increase in 2001 was concentrated in the enteral nutrient products and services category.

Home Medical Equipment/Other. Home medical equipment/other revenues are derived from the provision of patient safety items, ambulatory and patient room equipment. Home medical equipment/other revenues increased by 5.5% in 2001 from its level in 2000 and 1.0% in 2000 from 1999. Increases in this service line are usually lower than the other lines because the sales focus is placed on the higher-margin respiratory therapy service line and on the infusion line. The increase in 2001 reflects the restoration of the full Medicare cost of living adjustment for certain durable medical equipment products and services that had been frozen since 1998 pursuant to the Balanced Budget Act of 1997. A minimal increase was applied to reimbursement amounts in the first six months of 2001. In the second half of 2001 reimbursement was increased by approximately 7%, which included a transitional allowance that effectively compressed a full year's Consumer Price Index update into six months. The transitional allowance did not carry forward into the base upon which the minimal 2002 increases were computed.

Medicare and Medicaid Reimbursement. The Balanced Budget Act of 1997 contained a number of provisions that affected, or could potentially affect in the future, Medicare reimbursement levels to Apria. Although the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 mitigated or delayed some of the effects of the original legislation, the following significant issues are still outstanding:

- The Balanced Budget Act of 1997 granted authority to the Secretary of Health and Human Services to increase or reduce the reimbursement for home medical equipment, including oxygen, by 15% each year under an inherent reasonableness procedure. However, under the provisions of the Medicare Balanced Budget Refinement Act of 1999, reimbursement reductions proposed under the inherent reasonableness procedure have been delayed pending (1) a study by the General Accounting Office to examine the use of the authority granted under this procedure (completed July 2000), and (2) promulgation by the Centers for Medicare & Medicaid Services (formerly the Health Care Financing Administration) of a final rule implementing the inherent reasonableness authority (not yet effected).
- The Balanced Budget Act of 1997 also mandated that the Centers for Medicare & Medicaid Services conduct competitive bidding demonstrations for Medicare Part B items and services. The competitive bidding demonstrations, currently in progress, could provide the Centers for Medicare & Medicaid Services and Congress with a model for implementing competitive pricing in all Medicare programs. If such a competitive bidding system were implemented, it could result in lower reimbursement rates, exclude certain items and services from coverage or impose limits on increases in reimbursement rates.

Also at issue is a recommendation by the U.S. Department of Health and Human Services that Medicare claims processors base their payments for covered outpatient drugs and biologicals on pricing schedules other than the Average Wholesale Price listing, which historically has been the industry's basis for drug reimbursement. The suggested alternative pricing methodology was offered in an effort to reduce reimbursement levels for certain drugs to more closely approximate a provider's acquisition cost, but it would not have covered the costs that homecare pharmacies incur to prepare, deliver or administer the drugs to patients. Billing, collection and other overhead costs also would not have been considered. Under current government reimbursement schedules, these costs are not clearly defined but are implicitly covered in the reimbursement for the drug cost. The healthcare industry has taken issue with the U.S. Department of Health and Human Services' approach for several reasons, primarily because it fails to consider the accompanying costs of delivering and administering these types of drug therapies to patients in their homes. Further, if providers choose to discontinue providing these drugs due to inadequate reimbursement, patient access may be jeopardized. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 delayed the adoption of proposed drug price changes and directed the General Accounting Office to conduct a thorough study, by September 2001, to examine the adequacy of current payments and to recommend revised payment methodologies. The study was completed but the authors acknowledged that 1) the limited scope and deadline associated with the study did not allow for a thorough analysis of the homecare pharmacy aspect of covered services, 2) legitimate service components and related costs do exist, and 3) different methods of determining drug delivery and administration payments may be necessary for different types of drugs. Currently, the timing and impact of such pricing methodology revisions are not known.

In addition, some states have adopted, or are contemplating adopting, some form of the proposed alternate pricing methodology for certain drugs and biologicals under the Medicaid program. In several states, these changes have reduced the level of reimbursement received by Apria to an unacceptable level without a corresponding offset or increase to compensate for the service costs incurred. In those states, Apria has elected to stop accepting new Medicaid patient referrals for the affected drugs. The company is continuing to provide services to patients already on service, and for those who receive other Medicaid-covered products and services.

Further, the terrorist attacks of September 11, 2001 and the military and security activities which followed, their impacts on the United States economy and government spending priorities, and the effects of any further such developments pose risks and uncertainties to all U.S.-based businesses, including Apria. Among other things, deficit spending by the government as the result of adverse developments in the economy and costs of the government's response to the terrorist attacks could lead to increased pressure to reduce government expenditures for other purposes, including governmentally-funded programs such as Medicare.

Gross Profit

Gross margins were 72.8% in 2001, 72.5% in 2000 and 71.5% in 1999. The increase in 2001 reflects continued improvement from management's strategy to increase the proportion of higher-margin respiratory revenues to total revenues. Much of the increase in 2000 as compared to 1999 was attributable to improved pricing negotiated for purchases of inventory, patient service equipment and related goods and the increase in the share of respiratory revenues. Further, the margins in 2001 and 2000 reflect the benefits of standardization initiatives and optimal operating models implemented in 1999 that were intended to achieve cost savings and operational efficiencies in the functional areas of purchasing, supply management and inventory management.

Provision for Doubtful Accounts

As described in the Critical Accounting Policies section above, accounts receivable estimated to be uncollectible are provided for through the application of specified percentages to each receivables aging category. For 2001, 2000 and 1999, the provision for doubtful accounts as a percentage of net revenues was 3.3%, 3.2% and 3.7%, respectively. The provision rate reflects consistent cash collections and improvements in the accounts receivable aging. See "Critical Accounting Policies" and "Accounts Receivable."

Selling, Distribution and Administrative

Selling, distribution and administrative expenses are comprised of expenses incurred in direct support of operations and those associated with administrative functions. Expenses incurred by the operating locations include salaries and other expenses in the following functional areas: selling, distribution, clinical, intake, reimbursement, warehousing and repair. Many of these operating costs are directly variable with revenue growth patterns. Some are also very sensitive to market-driven price fluctuations such as facility lease and fuel costs. The administrative expenses include overhead costs incurred by the operating locations and corporate support functions. These expenses do not vary as closely with revenue growth as do the operating costs. Selling, distribution and administrative expenses, expressed as percentages of net revenues, were 55.8% in 2001 and 54.7% for 2000 and 1999. The increase in 2001 is mainly due to merit and certain bonus plan increases. The bonus plans for 2001 were adopted in late 2000, when national unemployment rates were relatively low. As a retention strategy, the bonus plans were extended to all employee groups and the payment provisions of these plans were enriched, thereby resulting in the expense increase. The 2002 plans do not include such provisions.

Amortization of Goodwill and Intangible Assets

Amortization of goodwill and intangible assets was $12.3 million, $10.2 million and $8 million in 2001, 2000 and 1999, respectively. The increases in both years were directly related to the acquisitions that were consummated since late 1999. Pursuant to a transition provision of SFAS No. 142, goodwill associated with business combinations completed after June 30, 2001 was not amortized, while amortization on goodwill existing at that date continued through the end of 2001. See "Recent Accounting Pronouncements" and "Business Combinations."

Interest Expense

Interest expense was $25.7 million in 2001, $40.1 million in 2000 and $42.5 million in 1999. The significant decrease in 2001 when compared to 2000 is due to a number of factors. Long-term debt decreased by $49.8 million during 2001. The July 2001 refinancing replaced the $9\frac{1}{2}$% senior subordinated notes with debt at significantly more favorable interest rates and also resulted in lower rates on the bank loans. In connection with the refinancing, deferred debt issuance costs on the $9\frac{1}{2}$% notes and old bank debt were written off; the issuance costs incurred upon refinancing resulted in a lower monthly amortization expense. And finally, the dramatic decreases in market-driven interest rates over the course of 2001 contributed to the overall decrease in Apria's interest expense. The decrease in 2000 versus 1999 was primarily attributable to the $79.6 million reduction in long-term debt as offset by higher interest rates incurred on the bank loans. See "Long-Term Debt."

Income Taxes

Income taxes for 2001 and 2000 were $44.1 million and $41.1 million, respectively, and were provided at the effective tax rates expected to be applicable for the respective year. The income tax benefit for 1999 amounted to $131.0 million, which was primarily attributable to the release of the company's $158.9 million valuation allowance.

At December 31, 2001, Apria had federal net operating loss carryforwards of approximately $89 million, expiring in varying amounts in the years 2003 through 2018 and various state operating loss carryforwards that began to expire in 1997. Additionally, the company has an alternative minimum tax credit carryforward of approximately $9.8 million. As a result of an ownership change in 1992 that met specified criteria of Section 382 of the Internal Revenue Code, future use of a portion of the federal and state operating loss carryforwards generated prior to 1992 are each limited to approximately $5 million per year. Because of the annual limitation, approximately $57 million each of Apria's federal and state operating loss carryforwards may expire unused. The net operating loss carryforward amount in the related deferred tax asset excludes such amount. Management believes that its strategies will result in sufficient taxable income during the carryforward period to utilize Apria's net operating loss carryforwards that are not limited by Section 382.

Liquidity and Capital Resources

Apria's principal source of liquidity is its operating cash flow, which is supplemented by a $100 million revolving credit facility. Apria's ability to generate operating cash flows in excess of its operating needs has afforded it the ability, among other things, to pursue its acquisition strategy and fund patient service equipment expenditures to support revenue growth, while continuing to reduce long-term debt. Apria's management believes that its operating cash flow and revolving credit line will continue to be sufficient to fund its operations and growth strategies. However, sustaining the current cash flow levels is dependent on many factors, some of which are not within Apria's control, such as government reimbursement levels and the financial health of its payors.

Cash Flow

Cash provided by operating activities in 2001 was $241.4 million compared to $188.0 million in 2000 and $147.7 million in 1999. The cash flow increase in 2001 was primarily attributable to the increase in net income before items not requiring cash, plus the timing of disbursements processed through accounts payable. Partially offsetting this is an increase in accounts receivable due to the continued quarterly revenue increases. Increases in net income before noncash items, plus a reduction in the rate of increase in accounts receivable, resulted in cash flow improvements in 2000 as compared to 1999.

Cash used in investing activities increased in 2001 when compared to 2000 due to increases in business acquisitions and increases in patient service equipment purchases to support the growth in the respiratory service line. Cash used in 2000 decreased from 1999 due to a decrease in acquisition activity between the years and an increase in patient service equipment expenditures.

Cash used in financing activities decreased between 2001 and 2000 primarily due to the following two items: (1) Apria made no scheduled term loan payments on the former credit agreement in 2001 prior to the refinancing due to large prepayments made in the latter part of 2000, and (2) an increase in proceeds from the exercise of stock options in 2001.

Contractual Cash Obligations

The following table summarizes Apria's long term cash payment obligations to which the company is contractually bound:

(in millions)	2002	2003	2004	2005	2006	2007+	Total
Term loans	$ 13	$ 26	$ 26	$ 29	$ 64	$125	$283
Revolving loans	-	-	-	-	8	-	8
Capitalized lease obligations	2	1	-	-	-	-	3
Operating leases	49	39	32	24	16	20	180
Deferred acquisition payments	3	-	-	-	-	-	3
Total contractual cash obligations	$ 67	$ 66	$ 58	$ 53	$ 88	$145	$477

Accounts Receivable

Accounts receivable before allowance for doubtful accounts increased by $8.9 million during 2001 which is directly attributable to the revenue increase. Days sales outstanding (calculated as of each period end by dividing accounts receivable, less allowance for doubtful accounts, by the 90-day rolling average of net revenues) were 50 at December 31, 2001 compared to 51 at December 31, 2000 and 56 at December 31, 1999. See "Critical Accounting Policies."

Unbilled Receivables. Included in accounts receivable are earned but unbilled receivables of $26.9 million and $17.9 million at December 31, 2001 and 2000, respectively. Delays, ranging from a day up to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility. The increase in 2001 from the end of 2000 is largely due to acquisitions effected during 2001. The time-consuming processes of converting patient files onto Apria's systems and obtaining provider numbers from government payors routinely delay billing of the newly acquired business.

Inventories and Patient Service Equipment

Inventories consist primarily of pharmaceuticals and disposable articles used in conjunction with patient service equipment. Patient service equipment consists of respiratory and home medical equipment that is provided to in-home patients for the course of their care plan and subsequently returned to Apria for reuse.

The branch locations serve as the primary point from which inventories and patient service equipment are delivered to the patient. The branches are supplied with inventory and equipment from the regional warehouses, where the purchasing responsibility lies. The regions are also responsible for repairs and scheduled maintenance of patient service equipment, which adds to the frequent movement of equipment between the region and branch locations. Further, at any given time, more than 80% of Apria's patient service equipment is located in patients' homes. Inherent in this asset flow is the fact that shortages will occur. Management has successfully instituted a number of controls over the company's inventories and patient service equipment to minimize such shortages. However, there can be no assurance that Apria will be able to maintain its current level of control over inventories and patient service equipment.

Continued revenue growth is directly dependent on Apria's ability to fund its inventory and patient service equipment requirements.

Long-Term Debt

On July 20, 2001, Apria closed a new $400 million senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. The credit facilities consist of a $100 million five-year revolving credit facility, a $125 million five-year term loan and a $175 million six-year term loan. The $125 million term loan is repayable in 20 consecutive quarterly installments of $5.5 million to $7 million each, commencing December 31, 2001. The $175 million term loan is repayable in 20 consecutive quarterly installments of $437,500 each, commencing December 31, 2001, followed by three consecutive quarterly installments of $41.6 million each, and a final payment of $41.5 million due on July 20, 2007.

On December 28, 2001, the company made scheduled quarterly payments of $5.5 million and $437,500 on the five-year and six-year term loans, respectively. The company further reduced the outstanding debt on the five-year term loan by making a voluntary prepayment of $11 million on December 28, 2001. The voluntary prepayment was applied against future scheduled quarterly payments, effectively eliminating any prepayment requirements on the five-year term loan until September 2002.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% and (b) the Prime Rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate ("LIBOR"). Interest on outstanding balances under the senior secured credit agreement are determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margins for the revolving credit facility and the $125 million term loan are based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of earnings before interest, taxes, depreciation and amortization. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175 million term loan, the margins are fixed at 3.00% for Eurodollar loans and at 2.00% for base rate loans. The effective interest rate at December 31, 2001 was 4.87% on total borrowings of $290.9 million. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% (also based on Apria's leverage ratio) on the unused portion of the revolving credit facility.

Borrowings under the senior secured credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments and, restrictions on cash dividends, loans and other distributions. The agreement also permits Apria to expend a maximum of $100 million per year on acquisitions. At December 31, 2001, the company was in compliance with all of the financial covenants required by the credit agreement.

The company's previous credit agreement and the $200 million 9½% senior subordinated notes, both of which were scheduled to mature in late 2002, were repaid in full concurrently with the closing of the new senior secured credit agreement. In connection with the early retirement of its debt, Apria wrote-off the unamortized balance of deferred financing fees attributable to the subordinated notes and the previous credit agreement. Accordingly, Apria recorded an extraordinary charge of $1.5 million, net of tax, in the quarter ended September 30, 2001.

On December 31, 2001, borrowings under the revolving credit facility were $7.8 million, outstanding letters of credit totaled $1 million and credit available under the revolving facility was $91.2 million.

Hedging Activities. Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivative financial instruments for trading or other speculative purposes.

During the fourth quarter of 2001, Apria entered into two interest rate swap agreements with a total notional amount of $100 million to fix its LIBOR-based variable rate debt at 2.58% (before the applicable margin). The swap agreements became effective October 30, 2001 and terminate on March 31, 2003. The swaps are being accounted for as cash flow hedges under SFAS No. 133. Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For the period between the effective date of the swap agreements and December 31, 2001, Apria paid a net settlement amount of $39,000. At December 31, 2001, the swap agreements are reflected in the accompanying balance sheet in other assets at their fair value of $44,000. Unrealized gains on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive income.

Apria does not anticipate losses due to counterparty nonperformance as its counterparty to the swap agreements is a nationally-recognized financial institution with a strong credit rating.

Treasury Stock

In mid-February 2002, Apria announced a plan to repurchase up to $35 million of outstanding common stock during the first two quarters of 2002. Depending on market conditions and other considerations, repurchases will be made from time to time in open market transactions. From February 15, 2002 through March 11, 2002 Apria repurchased 999,800 shares for $21.7 million. In 2000, Apria repurchased 86,000 shares of its common stock for $958,000. All repurchased common shares are being held in treasury. Apria's credit agreement limits common stock repurchases to $35 million in any fiscal year and $100 million in the aggregate over the term of the agreement.

Business Combinations

Pursuant to one of its primary growth strategies, Apria periodically acquires complementary businesses in specific geographic markets. These transactions are accounted for as purchases and the results of operations of the acquired companies are included in the accompanying statements of operations from the dates of acquisition. For business combinations closing on or before June 30, 2001, goodwill was being amortized over 20 years. For business combinations consummated between July 1, 2001 and December 31, 2001, no goodwill amortization was recorded. Covenants not to compete are being amortized over the life of the respective agreements.

The aggregate consideration for acquisitions that closed during 2001 was $81.7 million. Allocation of this amount includes $73.1 million to goodwill and intangible assets and $7.6 million to patient service equipment. During 2000, the aggregate consideration for acquisitions was $27.3 million. Cash paid for acquisitions, which includes amounts deferred from prior year acquisitions, totaled $80.3 million and $26.2 million in 2001 and 2000, respectively.

The success of Apria's acquisition strategy is directly dependent on Apria's ability to maintain and/or generate sufficient liquidity to fund such purchases.

Federal Investigations

As previously reported, since mid-1998 Apria has been the subject of investigations conducted by several U.S. Attorneys' offices and the U.S. Department of Health and Human Services. These investigations concern the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government in connection with these investigations and is responding to various document requests and subpoenas. A criminal investigation conducted by the U.S. Attorney's office in Sacramento was closed in mid-1999 with no charges being filed. Potential claims resulting from an investigation by the U.S. Attorney's office in San Diego were settled in mid-2001 in exchange for a payment by Apria of $95,000.

Apria has been informed by the U.S. Attorney's office in Los Angeles that the investigation being conducted by that office is the result of civil *qui tam* litigation filed on behalf of the government against Apria. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identities of the plaintiffs, the court or courts where the proceedings are pending, the date or dates instituted or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

On July 12, 2001, government representatives and counsel for the plaintiffs in the *qui tam* actions asserted that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9 billion, consisting of extrapolated overpayment liability, plus treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it considers the assertions and amounts described in the preceding paragraph to be unsupported both legally and factually and believes that most of the alleged documentation errors and omissions should not give rise to any liability, for overpayment refunds or otherwise. Accordingly, Apria believes that the claims asserted are unwarranted and that it is in a position to assert numerous meritorious defenses. Nevertheless, Apria cannot provide any assurances as to the outcome of these proceedings. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including the exclusion of Apria from participation in federal healthcare programs.

Quantitative and Qualitative Disclosures about Market Risk

Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria is party to two interest rate swap agreements that it utilizes to moderate such exposure. Apria does not use derivative financial instruments for trading or other speculative purposes.

At December 31, 2001, Apria's term loan borrowings totaled $283 million. The bank credit agreement governing the term loans provides interest rate options based on the following indices: Federal Funds Rate, Prime Rate or LIBOR. All such interest rate options are subject to the application of an interest margin as specified in the bank credit agreement. At December 31, 2001, all of Apria's outstanding term debt was tied to LIBOR. During the fourth quarter of 2001, Apria entered into two interest rate swap agreements with a total notional amount of $100 million to fix its LIBOR-based debt at 2.58% (before application of the interest margin). The term of both agreements is October 30, 2001 to March 31, 2003.

Based on the term debt outstanding and the swap agreements in place at December 31, 2001, a 100 basis point change in the applicable interest rates would increase or decrease Apria's annual cash flow and pretax earnings by approximately $1.8 million.

Market for the Registrant's Common Equity and Related Stockholder Matters

Apria's common stock is traded on the New York Stock Exchange under the symbol AHG. The table below sets forth, for the calendar periods indicated, the high and low sales prices per share of Apria common stock:

	High	Low
Year ended December 31, 2001		
First Quarter	$30.000	$20.400
Second Quarter	29.490	23.800
Third Quarter	29.850	21.000
Fourth Quarter	25.750	19.500
Year ended December 31, 2000		
First Quarter	$22.000	$12.625
Second Quarter	16.375	10.500
Third Quarter	16.250	11.250
Fourth Quarter	30.625	14.000

As of March 6, 2002, there were 646 holders of record of Apria common stock. Apria has not paid any dividends since its inception and does not intend to pay any dividends on its common stock in the foreseeable future.

Consolidated Balance Sheets

(in thousands)	December 31, 2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 9,359	$ 16,864
Accounts receivable, less allowance for doubtful accounts of $32,073 and $39,787 at December 31, 2001 and 2000, respectively	162,092	145,518
Inventories, net	25,084	22,404
Deferred income taxes	33,017	33,067
Prepaid expenses and other current assets	10,271	8,617
TOTAL CURRENT ASSETS	239,823	226,470
PATIENT SERVICE EQUIPMENT, less accumulated depreciation of $342,010 and $310,741 at December 31, 2001 and 2000, respectively	165,471	134,812
PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET	47,312	40,630
DEFERRED INCOME TAXES	37,838	75,076
GOODWILL, NET	193,458	131,841
INTANGIBLE ASSETS, NET	4,863	6,087
OTHER ASSETS	7,017	5,416
	$ 695,782	$ 620,332
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 71,198	$ 54,250
Accrued payroll and related taxes and benefits	33,907	28,449
Accrued insurance	10,376	9,980
Income taxes payable	9,060	13,378
Other accrued liabilities	34,754	24,555
Current portion of long-term debt	15,455	1,999
TOTAL CURRENT LIABILITIES	174,750	132,611
LONG-TERM DEBT, net of current portion	278,234	341,479
COMMITMENTS AND CONTINGENCIES (Notes 9 and 11)		
STOCKHOLDERS' EQUITY		
Preferred stock, $.001 par value: 10,000,000 shares authorized; none issued	-	-
Common stock, $.001 par value: 150,000,000 shares authorized; 54,690,267 and 53,153,890 shares issued at December 31, 2001 and 2000, respectively; 54,604,167 and 53,067,790 outstanding at December 31, 2001 and 2000, respectively	55	53
Additional paid-in capital	368,231	343,621
Treasury stock, at cost; 86,100 shares at December 31, 2001 and 2000, respectively	(961)	(961)
Accumulated deficit	(124,554)	(196,471)
Accumulated other comprehensive income	27	-
	242,798	146,242
	$ 695,782	$ 620,332

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended December 31, 2001	2000	1999
Net revenues	$1,131,915	$1,014,201	$ 940,024
Costs and expenses:			
Cost of net revenues:			
Product and supply costs	204,666	188,581	183,750
Patient service equipment depreciation	89,985	77,819	73,138
Nursing services	1,223	1,642	2,011
Other	11,773	10,900	9,015
TOTAL COST OF NET REVENUES	307,647	278,942	267,914
Provision for doubtful accounts	37,110	32,166	34,314
Selling, distribution and administrative	631,582	554,691	514,041
Amortization of goodwill and intangible assets	12,349	10,205	8,048
TOTAL COSTS AND EXPENSES	988,688	876,004	824,317
OPERATING INCOME	143,227	138,197	115,707
Interest expense, net	25,685	40,056	42,526
INCOME BEFORE TAXES AND EXTRAORDINARY CHARGE	117,542	98,141	73,181
Income tax expense (benefit)	44,097	41,135	(130,954)
INCOME BEFORE EXTRAORDINARY CHARGE	73,445	57,006	204,135
Extraordinary charge on debt refinancing, net of taxes of $914	1,528	-	-
NET INCOME	$ 71,917	$ 57,006	$ 204,135
Basic income per common share:			
Income before extraordinary charge	$ 1.36	$ 1.09	$ 3.93
Extraordinary charge on debt refinancing, net of taxes	0.03	-	-
Net income	$ 1.33	$ 1.09	$ 3.93
Diluted income per common share:			
Income before extraordinary charge	$ 1.32	$ 1.06	$ 3.81
Extraordinary charge on debt refinancing, net of taxes	0.03	-	-
Net income	$ 1.29	$ 1.06	$ 3.81

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Treasury Stock Shares	Treasury Stock Cost	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1998	51,785	$ 52	$325,906	-	$ (3)	$(457,612)	$ -	$(131,657)
Exercise of stock options	270		2,671					2,671
Tax benefits related to stock options			235					235
Other			85					85
Net income						204,135		204,135
Balance at December 31, 1999	52,055	52	328,897	-	(3)	(253,477)	-	75,469
Exercise of stock options	1,099	1	10,735					10,736
Tax benefits related to stock options			3,989					3,989
Repurchases of common stock				(86)	(958)			(958)
Net income						57,006		57,006
Balance at December 31, 2000	53,154	53	343,621	(86)	(961)	(196,471)	-	146,242
Exercise of stock options	1,536	2	16,476					16,478
Tax benefits related to stock options			8,134					8,134
Unrealized gain on interest rate Swap agreements, net of taxes							27	27
Net income						71,917		71,917
Total comprehensive income						71,917	27	71,944
Balance at December 31, 2001	54,690	$ 55	$368,231	(86)	$ (961)	$(124,554)	$ 27	$ 242,798

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 71,917	$ 57,006	$ 204,135
Items included in net income not requiring (providing) cash:			
Extraordinary charge on debt refinancing	2,442	-	-
Provision for doubtful accounts	37,110	32,166	34,314
Provision for inventory and patient service equipment shortages	-	-	3,968
Depreciation	106,106	95,074	92,312
Amortization of goodwill and intangible assets	12,349	10,205	8,048
Amortization of deferred debt issuance costs	1,880	2,618	4,471
Deferred income taxes	45,405	34,414	(138,334)
Other, net	97	(921)	(1,679)
Changes in operating assets and liabilities, exclusive of effects of acquisitions:			
Accounts receivable	(53,822)	(27,105)	(49,802)
Inventories, net	(2,516)	(3,898)	(3,668)
Prepaids and other assets	(1,718)	1,427	(3,905)
Accounts payable, exclusive of outstanding checks	11,979	(156)	4,446
Accrued payroll and related taxes and benefits	5,459	1,971	898
Income taxes payable	(4,319)	4,158	4,701
Accrued expenses	9,060	(18,976)	(12,188)
NET CASH PROVIDED BY OPERATING ACTIVITIES	241,429	187,983	147,717
INVESTING ACTIVITIES			
Purchases of patient service equipment and property, equipment and improvements, exclusive of effects of acquisitions	(133,162)	(96,414)	(75,119)
Proceeds from disposition of assets	303	637	1,038
Cash paid for acquisitions, including payments of deferred consideration	(80,273)	(26,220)	(53,427)
NET CASH USED IN INVESTING ACTIVITIES	(213,132)	(121,997)	(127,508)
FINANCING ACTIVITIES			
Proceeds from revolving credit facilities	94,900	-	-
Payments on revolving credit facilities	(87,100)	-	-
Proceeds from term loans	300,000	-	-
Payments on term loans	(156,938)	(79,062)	(68,938)
Payment on redemption of senior subordinated notes	(200,000)	-	-
Payments on other long-term debt	(2,488)	(3,608)	(5,826)
Outstanding checks included in accounts payable	4,969	4,259	(872)
Capitalized debt issuance costs, net	(5,623)	(982)	(2,226)
Repurchases of common stock	-	(958)	-
Issuances of common stock	16,478	10,736	2,671
NET CASH USED IN FINANCING ACTIVITIES	(35,802)	(69,615)	(75,191)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(7,505)	(3,629)	(54,982)
Cash and cash equivalents at beginning of year	16,864	20,493	75,475
CASH AND CASH EQUIVALENTS AT END OFYEAR	$ 9,359	$ 16,864	$ 20,493

SUPPLEMENTAL DISCLOSURES — See Notes 5 and 7 for cash paid for interest and income taxes, respectively.

NONCASHTRANSACTIONS — See Statements of Stockholders' Equity, Note 3 and Note 9 for tax benefit from stock option exercises, liabilities assumed in acquisitions and purchase of property and equipment under capital leases, respectively.

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. These statements include the accounts of Apria Healthcare Group Inc. ("Apria" or "the company") and its subsidiaries. Intercompany transactions and accounts have been eliminated.

Company Background and Segment Reporting: Apria operates in the home healthcare segment of the healthcare industry, providing a variety of clinical services and related products and supplies as prescribed by a physician or authorized by a case manager as part of a care plan. All products and services offered by the company are provided through the company's network of approximately 400 branch facilities, which are located throughout the United States and are organized into 15 geographic regions. Each region consists of a number of branches and a regional office, which provides key support services such as billing, purchasing, equipment maintenance, repair and warehousing. Management evaluates operating results on a geographic basis and therefore views each region as an operating segment. All regions provide the same products and services, including respiratory therapy, infusion therapy and home medical equipment and supplies. For financial reporting purposes, all of the company's operating segments are aggregated into one reportable segment in accordance with the aggregation criteria in paragraph 17 of Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Respiratory therapy, infusion therapy and home medical equipment represent approximately 66%, 19% and 15% of total 2001 revenues, respectively. The gross margins for these services and related products were 79%, 59% and 63%, respectively.

Use of Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition and Concentration of Credit Risk: Revenues are recognized on the date services and related products are provided to patients and are recorded at amounts estimated to be received under reimbursement arrangements with third-party payors, including private insurers, prepaid health plans, Medicare and Medicaid. Approximately 30% of the company's 2001 revenues are reimbursed under arrangements with Medicare and Medicaid. In 2001, no other third-party payor group represented 10% or more of the company's revenues. The majority of the company's revenues are derived from fees charged for patient care under fee-for-service arrangements. Revenues derived from capitation arrangements represented less than 10% of total net revenues for 2001, 2000 and 1999.

Due to the nature of the industry and the reimbursement environment in which Apria operates, certain estimates are required to record net revenues and accounts receivable at their net realizable values. Inherent in these estimates is the risk that they will have to be revised or updated as additional information becomes available. Specifically, the complexity of many third-party billing arrangements and the uncertainty of reimbursement amounts for certain services from certain payors may result in adjustments to amounts originally recorded. Such adjustments are typically identified and recorded at the point of cash application, claim denial or account review.

Management performs periodic analyses to evaluate the net realizable value of accounts receivable. Specifically, management considers historical realization data, accounts receivable aging trends, other operating trends and relevant business conditions. Also, focused reviews of certain large and/or problematic payors are performed. Because of continuing changes in the healthcare industry and third-party reimbursement, it is possible that management's estimates could change in the near term, which could have an impact on operations and cash flows.

Accounts receivable are reduced by an allowance for doubtful accounts which provides for those accounts from which payment is not expected to be received, although services were provided and revenue was earned.

Cash and Cash Equivalents: Apria maintains cash with various financial institutions. These financial institutions are located throughout the United States and the company's cash management practices limit exposure to any one institution. Outstanding checks, which are reported as a component of accounts payable, were $23,457,000 and $18,488,000 at December 31, 2001 and 2000, respectively. Management considers all highly liquid instruments purchased with a maturity of less than three months to be cash equivalents.

Accounts Receivable: Included in accounts receivable are earned but unbilled receivables of $26,925,000 and $17,863,000 at December 31, 2001 and 2000, respectively. Delays, ranging from a day up to several weeks, between the date of service and billing can occur due to delays in obtaining certain required payor-specific documentation from internal and external sources. Earned but unbilled receivables are aged from date of service and are considered in Apria's analysis of historical performance and collectibility.

Inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market and consist primarily of disposables used in conjunction with patient service equipment and pharmaceuticals.

Patient Service Equipment: Patient service equipment consists of medical equipment provided to in-home patients and is stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the equipment, which range from one to ten years.

Property, Equipment and Improvements: Property, equipment and improvements are stated at cost. Included in property and equipment are assets under capitalized leases which consist solely of information systems. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Estimated useful lives for each of the categories presented in Note 3 are as follows: leasehold improvements — the shorter of the remaining lease term or seven years; equipment and furnishings — three to fifteen years; information systems — three to four years.

Capitalized Software: Included in property, equipment and improvements are costs related to internally-developed and purchased software that are capitalized and amortized over periods not exceeding four years. Capitalized costs include direct costs of materials and services incurred in developing or obtaining internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software.

The carrying value of capitalized software is reviewed if the facts and circumstances suggest that it may be impaired. Indicators of impairment may include a subsequent change in the extent or manner in which the software is used or expected to be used, a significant change to the software is made or expected to be made or the cost to develop or modify internal-use software exceeds that expected amount. Management does not believe any impairment of its capitalized software existed at December 31, 2001.

Goodwill: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Prior to a transition period called for by SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill attributable to business combinations completed on or before June 30, 2001, was being amortized over the period of expected benefit. The amortization period for substantially all of the company's goodwill was 20 years. Management reviewed for impairment on an ongoing basis and whenever events or changes in circumstances indicated the possibility of impairment. In accordance with the provisions of SFAS No. 142, goodwill arising from business combinations initiated after June 30, 2001, will no longer be amortized but shall be tested annually for impairment or more frequently if circumstances indicate potential impairment. Upon Apria's adoption of SFAS No. 142 in its entirety on January 1, 2002, the amortization of goodwill, including goodwill recorded in past transactions, ceased completely. See "Recent Accounting Pronouncements."

Intangible and Other Long-lived Assets: Intangible assets consist primarily of covenants not to compete resulting from business combinations. The values assigned to such intangible assets are amortized on a straight-line basis over their contractual terms, which range from two to ten years.

Management reviews for impairment of intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management does not believe any impairment of its intangible assets or long-lived assets existed at December 31, 2001. See "Recent Accounting Pronouncements."

Fair Value of Financial Instruments: The fair value of long-term debt and letters of credit is determined by reference to borrowing rates currently available to Apria for loans with similar terms and average maturities. The carrying amounts of cash and cash equivalents, accounts receivables, trade payables and accrued expenses approximate fair value because of their short maturity.

Advertising: Advertising costs amounting to $3,044,000, $2,212,000 and $2,528,000 for 2001, 2000 and 1999, respectively, are expensed as incurred and included in "Selling, distribution and administrative expenses."

Income Taxes: Apria provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized.

Derivative Instruments and Hedging Activities: Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 establishes accounting and reporting standards for hedging activities and for derivative instruments, including certain derivative instruments embedded in other contracts. Apria's adoption of SFAS No. 133 did not have a material effect on the company's consolidated financial statements.

Comprehensive Income: For the year ended December 31, 2001, the difference between net income and comprehensive income is $27,000, net of taxes, which is attributable to unrealized gains on two interest rate swap agreements. For the years ended December 31, 2000 and 1999, there were no differences between comprehensive income and net income.

Per Share Amounts: Basic net income per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted net income per share includes the effect of the potential shares outstanding, including dilutive stock options and warrants, using the treasury stock method.

Recent Accounting Pronouncements: In July 2001, Apria adopted SFAS No. 141, "Business Combinations." SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Adoption of SFAS No. 141 did not have a material effect on the company's consolidated financial statements.

Effective January 1, 2002, Apria adopted SFAS No. 142, "Goodwill and Other Intangible Assets" in its entirety. SFAS No. 142 addresses the financial accounting and reporting for goodwill and other intangible assets. The statement provides that goodwill or other intangible assets with indefinite lives will no longer be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment. The impairment test is comprised of two steps: (1) a reporting unit's fair value is compared to its carrying value; if the fair value is less than its carrying value, goodwill impairment is indicated; and (2) if impairment is indicated in the first step, it is measured by comparing the implied fair value of goodwill to its carrying value at the reporting unit level. In the year of adoption, SFAS No. 142 requires a transitional goodwill impairment test; the first step must be completed within six months of adoption and the second step, if necessary, must be completed by the end of the year. Amounts used in the transitional test shall be measured as of the beginning of the year. An impairment loss resulting from application of the transitional goodwill impairment test shall be recognized as the effect of a change in accounting principle. Apria's transitional goodwill impairment test and overall evaluation of SFAS No. 142's impact is currently in progress, therefore it is not presently known whether adoption will have a material effect on the consolidated financial statements. Goodwill amortization expense for the year ended December 31, 2001 was $9,809,000.

Effective January 1, 2002, Apria was required to adopt SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale. Discontinued operations will be measured similarly to other long-lived assets classified as held for sale at the lower of its carrying amount or fair value less cost to sell. Future operating losses will no longer be recognized before they occur. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity when operations and cash flows can be clearly distinguished, and establishes criteria to determine when a long-lived asset is held for sale. The adoption of this statement will not have a material effect on Apria's financial statements.

Reclassifications: Certain amounts for prior periods have been reclassified to conform to the current year presentation.

Note 2 – Property, Equipment and Improvements

Property, equipment and improvements consist of the following:

(in thousands)	December 31, 2001	2000
Leasehold improvements	$ 17,809	$ 20,912
Equipment and furnishings	43,565	46,136
Information systems	73,597	57,408
	134,971	124,456
Less accumulated depreciation	(87,659)	(83,826)
	$ 47,312	$ 40,630

Note 3 – Business Combinations

During 2001, 2000 and 1999, Apria acquired a number of complementary businesses in specific geographic markets. Included are five companies acquired after June 30, 2001; all of these companies primarily provided home respiratory therapy services. For all periods presented, these all-cash transactions were accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated income statements from the dates of acquisition. The purchase prices were allocated to the various underlying tangible and intangible assets and liabilities on the basis of estimated fair value.

The following table summarizes the allocation of the purchase prices of acquisitions made by the company, which include payments deferred from prior years. In 2001, such payments totaled $2,408,000. At December 31, 2001, outstanding deferred consideration totaled $1,385,000 and $2,200,000 for business combinations initiated on or before June 30, 2001 and after June 30, 2001, respectively.

	2001		December 31,	
(in thousands)	After June 30,	On or prior to June 30,	2001	2000
Fair value of assets acquired	$ 44,523	$ 37,286	$ 26,778	$ 56,313
Liabilities (assumed) paid, net	(1,932)	396	(558)	(2,886)
Cash paid	$ 42,591	$ 37,682	$ 26,220	$ 53,427

The allocation of the aggregate consideration for acquisitions effected during 2001, 2000 and 1999 includes goodwill and intangible assets of $73,112,000, $22,492,000 and $49,324,000, respectively.

The following supplemental unaudited pro forma information presents the combined operating results of Apria and the businesses that were acquired by Apria during 2001, as if the acquisitions had occurred at the beginning of the periods presented. The pro forma information is based on the historical financial statements of Apria and those of the acquired businesses. Amounts are not necessarily indicative of the results that may have been obtained had the combinations been in effect on the dates indicated or that may be achieved in the future.

(in thousands)	Year Ended December 31, 2001	2000
Net revenues	$1,164,658	$1,083,178
Income before extraordinary charge	$ 73,197	$ 53,191
Net income	$ 71,669	$ 53,191
Diluted income per common share:		
Income before extraordinary charge	$ 1.34	$ 0.97
Extraordinary charge on debt refinancing, net of taxes	0.03	-
Net income	$ 1.31	$ 0.97

Note 4 – Goodwill and Intangible Assets

(in thousands)	December 31, 2001	2000
Goodwill from business combinations completed on or before June 30, 2001	$ 203,077	$ 170,522
Less accumulated amortization	(48,490)	(38,681)
	154,587	131,841
Goodwill from business combinations initiated after June 30, 2001	38,871	-
	$ 193,458	$ 131,841
Intangible assets, comprised of covenants not to compete	$ 16,180	$ 16,455
Less accumulated amortization	(11,317)	(10,368)
	$ 4,863	$ 6,087

Covenants not to compete relating to business combinations completed after June 30, 2001 have a weighted-average life of five years. All of the goodwill recorded in conjunction with business combinations initiated after June 30, 2001 is expected to be deductible for tax purposes.

Note 5 – Credit Facility and Long-Term Debt

Long-term debt consists of the following:

(in thousands)	December 31, 2001	2000
Term loans payable	$283,062	$140,000
Notes payable relating to revolving credit facilities	7,800	-
9 1/2% senior subordinated notes	-	200,000
Capital lease obligations (see Note 9)	2,827	3,478
	293,689	343,478
Less: Current maturities	(15,455)	(1,999)
	$278,234	$341,479

Credit Agreement: On July 20, 2001, Apria closed a new $400,000,000 senior secured credit agreement with a syndicate of lenders led by Bank of America, N.A. The credit facilities consist of a $100,000,000 five-year revolving credit facility, a $125,000,000 five-year term loan and a $175,000,000 six-year term loan. The $125,000,000 term loan is repayable in 20 consecutive quarterly installments of $5,500,000 to $7,000,000 each, commencing December 31, 2001. The $175,000,000 term loan is repayable in 20 consecutive quarterly installments of $437,500 each, commencing December 31, 2001, followed by three consecutive quarterly installments of $41,562,500 each, and a final payment of $41,562,500 due on July 20, 2007.

On December 28, 2001, the company made scheduled quarterly payments of $5,500,000 and $437,500 on the five-year and six-year term loans, respectively. The company further reduced the outstanding debt on the five-year term loan by making a voluntary prepayment of $11,000,000 on December 28, 2001. The voluntary prepayment was applied against future scheduled quarterly payments, effectively eliminating any prepayment requirements on the five-year term loan until September 2002.

The senior secured credit agreement permits Apria to select one of two variable interest rates. One option is the base rate, which is expressed as the higher of (a) the Federal Funds rate plus 0.50% and (b) the Prime Rate. The other option is the Eurodollar rate, which is based on the London Interbank Offered Rate ("LIBOR"). Interest on outstanding balances under the senior secured credit agreement are determined by adding a margin to the Eurodollar rate or base rate in effect at each interest calculation date. The applicable margins for the revolving credit facility and the $125,000,000 term loan are based on Apria's leverage ratio, which is the ratio of its funded debt to its last four quarters of earnings before interest, taxes, depreciation and amortization. The applicable margin ranges from 1.50% to 2.25% for Eurodollar loans and from 0.50% to 1.25% for base rate loans. For the $175,000,000 term loan, the margins are fixed at 3.00% for Eurodollar loans and at 2.00% for base rate loans. The effective interest rate at December 31, 2001 was 4.87% on total borrowings of $290,862,500. The senior credit agreement also requires payment of commitment fees ranging from 0.25% to 0.50% (also based on Apria's leverage ratio) on the unused portion of the revolving credit facility.

Borrowings under the senior secured credit facilities are collateralized by substantially all of the assets of Apria. The credit agreement contains numerous restrictions, including but not limited to, covenants requiring the maintenance of certain financial ratios, limitations on additional borrowings, capital expenditures, mergers, acquisitions and investments and, restrictions on cash dividends, loans and other distributions. The agreement also permits Apria to expend a maximum of $100,000,000 per year on acquisitions. At December 31, 2001, the company was in compliance with all of the financial covenants required by the credit agreement.

The carrying value of the term loans and the revolver approximates fair value because the underlying instruments are variable notes that reprice frequently.

The company's previous credit agreement and the $200,000,000 9½% senior subordinated notes, both of which were scheduled to mature in late 2002, were repaid in full concurrently with the closing of the new senior secured credit agreement. In connection with the early retirement of its debt, Apria wrote-off the unamortized balance of deferred financing fees attributable to the subordinated notes and the previous credit agreement. Accordingly, Apria recorded an extraordinary charge of $1,528,000, net of tax, in the quarter ended September 30, 2001.

On December 31, 2001, borrowings under the revolving credit facility were $7,800,000, outstanding letters of credit totaled $1,000,000 and credit available under the revolving facility was $91,200,000.

Maturities of long-term debt, exclusive of capital lease obligations, are as follows:

(in thousands)	December 31, 2001
2002	$ 13,250
2003	25,750
2004	26,500
2005	29,000
2006	71,675
2007	124,687
	$290,862

Total interest paid in 2001, 2000 and 1999 amounted to $27,298,000, $37,119,000 and $37,923,000, respectively.

Hedging Activities: Apria is exposed to interest rate fluctuations on its underlying variable rate long-term debt. Apria's policy for managing interest rate risk is to evaluate and monitor all available relevant information, including but not limited to, the structure of its interest-bearing assets and liabilities, historical interest rate trends and interest rate forecasts published by major financial institutions. The tools Apria may utilize to moderate its exposure to fluctuations in the relevant interest rate indices include, but are not limited to: (1) strategic determination of repricing periods and related principal amounts, and (2) derivative financial instruments such as interest rate swap agreements, caps or collars. Apria does not use derivatives for trading or other speculative purposes.

During the fourth quarter of 2001, Apria entered into two interest rate swap agreements with a total notional amount of $100,000,000 to fix its LIBOR-based variable rate debt at 2.58% (before the applicable margin). The swap agreements became effective October 30, 2001 and terminate on March 31, 2003. The swaps are being accounted for as cash flow hedges under SFAS No. 133. Accordingly, the difference between the interest received and interest paid is reflected as an adjustment to interest expense. For the period between the effective date of the swap agreements and December 31, 2001, Apria paid a net settlement amount of $39,000. At December 31, 2001, the swap agreements are reflected in the accompanying balance sheet in other assets at their fair value of $44,000. Unrealized gains on the fair value of the swap agreements are reflected, net of taxes, in other comprehensive income.

Note 6 – Stockholders' Equity

Treasury Stock: In mid-February 2002, Apria announced a plan to repurchase up to $35,000,000 of outstanding common stock during the first two quarters of 2002. Depending on market conditions and other considerations, repurchases will be made from time to time in open market transactions. From February 15, 2002 through March 11, 2002 Apria repurchased 999,800 shares for $21,670,000. In 2000, Apria repurchased 86,000 shares of its common stock for $958,000. All repurchased common shares are being held in treasury.

Stock Compensation Plans: Apria has various stock-based compensation plans, which are described below. Management applies the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its plans. No compensation expense has been recognized upon granting of options under its fixed stock option plans or its performance-based plans. Had compensation expense for the company's stock-based compensation plans been recognized based on the fair value of awards at the date of grant, Apria's net income and per share amounts would have been adjusted to the pro forma amounts indicated below.

(in thousands, except per share data)	2001	2000	1999
Net income:			
As reported	$ 71,917	$ 57,006	$ 204,135
Pro forma	$ 61,761	$ 47,812	$ 196,971
Basic net income per share:			
As reported	$ 1.33	$ 1.09	$ 3.93
Pro forma	$ 1.14	$ 0.91	$ 3.79
Diluted net income per share:			
As reported	$ 1.29	$ 1.06	$ 3.81
Pro forma	$ 1.11	$ 0.89	$ 3.71

For purposes of pro forma disclosure, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999: risk-free interest rates ranging from 3.83% to 5.03%, 5.99% to 6.72% and 6.81% to 6.89%, respectively; dividend yield of 0% for all years; expected lives of 4.25 years for 2001, 4.89 years for 2000 and 5.08 years for 1999; and volatility of 62% for 2001, 65% for 2000 and 64% for 1999.

Fixed Stock Options: Apria has various fixed stock option plans that provide for the granting of incentive or nonqualified options to its key employees and nonemployee members of the Board of Directors. In the case of incentive stock options, the exercise price may not be less than the fair market value of the company's stock on the date of the grant, and may not be less than 110% of the fair market value of the company's stock on the date of the grant for any individual possessing 10% or more of the voting power of all classes of stock of the company. The dates at which the options become exercisable range from the date of grant to five years after the date of grant and expire not later than 10 years after the date of grant. The weighted-average fair values of fixed stock options granted during 2001, 2000 and 1999 were $14.06, $9.85 and $10.79, respectively.

A summary of the status of Apria's fixed stock options as of December 31, 2001, 2000 and 1999, and the activity during the years ending on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	3,268,096	$15.87	2,619,083	$15.73	2,300,969	$14.73
Granted:						
Exercise price equal to fair value	2,246,000	$26.65	1,136,000	$16.47	563,332	$18.06
Exercise price greater than fair value	-	$ -	-	$ -	50,000	$18.45
Exercised	(548,185)	$15.45	(322,432)	$15.87	(189,241)	$10.24
Forfeited	(618,892)	$23.99	(164,555)	$17.69	(105,977)	$17.59
Outstanding at end of year	4,347,019	$20.41	3,268,096	$15.87	2,619,083	$15.73
Exercisable at end of year	1,913,525	$16.02	1,868,339	$15.23	1,792,519	$15.14

The following table summarizes information about fixed stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 6.69 - $12.19	625,979	6.23	$ 9.32	565,979	$ 9.02
$12.25 - $16.63	386,828	6.87	$14.64	322,826	$14.57
$16.94 - $16.94	658,631	7.94	$16.94	195,988	$16.94
$17.05 - $20.00	480,541	6.17	$18.04	382,692	$17.99
$20.50 - $26.45	686,840	6.53	$23.96	431,840	$23.73
$27.13 - $29.00	1,508,200	8.95	$27.14	14,200	$28.08
$ 6.69 - $29.00	4,347,019	7.53	$20.41	1,913,525	$16.02

Performance-Based Stock Options: Included in Apria's stock-based compensation plans are provisions for the granting of performance-based stock options. No such options have been granted since 1999. All options awarded under the performance-based plans have vested and expire 10 years from the date of grant. The weighted-average fair value of performance-based stock options granted during 1999 was $7.38.

A summary of the status of Apria's performance-based stock options at December 31, 2001, 2000 and 1999, and the activity during the years ending on those dates is presented below:

	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,384,402	$ 7.99	3,208,392	$ 7.77	3,410,862	$ 7.55
Granted:						
Exercise price equal to fair value	-	$ -	-	$ -	124,500	$13.54
Exercise price greater than fair value	-	$ -	-	$ -	20,000	$ 6.50
Exercised	(988,192)	$ 8.09	(776,484)	$ 7.20	(80,470)	$11.00
Forfeited	-	$ -	(47,506)	$ 6.50	(266,500)	$ 6.50
Outstanding at end of year	1,396,210	$ 7.91	2,384,402	$ 7.99	3,208,392	$ 7.77
Exercisable at end of year	1,396,210	$ 7.91	1,747,365	$ 8.36	871,142	$ 9.70

The following table summarizes information about performance-based stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.69 - $ 6.50	685,126	6.61	$ 6.18	685,126	$ 6.18
$ 6.75 - $ 9.00	610,000	6.41	$ 8.75	610,000	$ 8.75
$10.75 - $18.56	101,084	5.03	$14.53	101,084	$14.53
$ 4.69 - $18.56	1,396,210	6.41	$ 7.91	1,396,210	$ 7.91

Approximately 9,328,000 shares of common stock are reserved for future issuance upon exercise of stock options under all of Apria's active plans.

Note 7 – Income Taxes

Significant components of Apria's deferred tax assets and liabilities are as follows:

	December 31,	
(in thousands)	2001	2000
Deferred tax liabilities:		
Tax over book depreciation	$ (4,122)	$ (4,834)
Other, net	(1,182)	(878)
Total deferred tax liabilities	(5,304)	(5,712)
Deferred tax assets:		
Allowance for doubtful accounts	12,028	14,636
Accruals	9,309	9,251
Asset valuation reserves	2,181	2,766
Net operating loss carryforward, limited by §382	35,623	70,115
AMT credit carryovers	9,766	8,052
Intangible assets	4,823	8,126
Other, net	2,429	909
Total deferred tax assets	76,159	113,855
Net deferred tax assets	$ 70,855	$108,143

At December 31, 2001, the company's net current deferred tax assets and net long-term deferred tax assets are $33,017,000 and $37,838,000, respectively. The difference in the company's deferred tax assets from 2000 to 2001 is primarily attributable to utilization of current year net operating loss carryforwards.

At December 31, 2001, Apria had federal net operating loss carryforwards of approximately $89,000,000, expiring in varying amounts in the years 2003 through 2018, and various state operating loss carryforwards that began to expire in 1997. Additionally, the company has an alternative minimum tax credit carryforward of approximately $9,800,000. As a result of an ownership change in 1992 that met specified criteria of Section 382 of the Internal Revenue Code, future use of a portion of the federal and state operating loss carryforwards generated prior to 1992 are each limited to approximately $5,000,000 per year. Because of the annual limitation, approximately $57,000,000 of each of Apria's federal and state operating loss carryforwards may expire unused. The net operating loss carryforward amount in the related deferred tax asset excludes such amount.

Income tax expense (benefit) consists of the following:

	Year Ended December 31,		
(in thousands)	**2001**	**2000**	**1999**
Current:			
Federal	$ 2,150	$ 1,622	$ 1,470
State	1,200	5,099	6,145
	3,350	6,721	7,615
Deferred:			
Federal	39,049	30,116	(123,495)
State	1,698	4,298	(15,074)
	40,747	34,414	(138,569)
	$ 44,097	$ 41,135	$(130,954)

During 2001, the exercise of stock options granted under Apria's various stock option plans gave rise to $21,689,000 in compensation that is includable as taxable income to the employee and deductible by the company for federal and state tax purposes but is not recognized as expense for financial reporting purposes.

Current federal income tax expense for 2001 and 2000 represents the company's expected federal alternative minimum tax liability. This amount is also reflected as a deferred tax asset in the accompanying balance sheet.

The current liability also includes estimated settlement amounts for state income tax examinations. During 1999, the company settled its foreign tax liabilities associated with the foreign tax audits.

Differences between Apria's income tax expense (benefit) and an amount calculated utilizing the federal statutory rate are as follows:

	December 31,		
(in thousands)	**2001**	**2000**	**1999**
Income tax expense at statutory rate	$ 41,140	$ 34,349	$ 25,613
Nondeductible amortization of goodwill	1,693	1,590	1,628
State and foreign taxes, net of federal benefit and state loss carryforwards	2,959	3,942	4,073
Decrease in valuation allowance for deferred items currently recognized	-	-	(158,992)
Other	(1,695)	1,254	(3,276)
	$ 44,097	$ 41,135	$(130,954)

Net income taxes paid in 2001, 2000 and 1999, amounted to $2,096,000, $2,575,000 and $2,679,000, respectively.

Note 8 – Per Share Amounts

The following table sets forth the computation of basic and diluted per share amounts:

(in thousands)	Year Ended December 31, 2001	2000	1999
Numerator:			
Net income	$ 71,917	$ 57,006	$ 204,135
Numerator for basic and diluted per share amounts — net income available to common stockholders	$ 71,917	$ 57,006	$ 204,135
Denominator:			
Denominator for basic per share amounts — weighted-average shares	53,971	52,375	51,940
Effect of dilutive securities:			
Employee stock options	1,807	1,647	1,590
Total dilutive potential common shares	1,807	1,647	1,590
Denominator for diluted per share amounts — adjusted weighted-average shares	55,778	54,022	53,530
Basic net income per common share	$ 1.33	$ 1.09	$ 3.93
Diluted net income per common share	$ 1.29	$ 1.06	$ 3.81
Employee stock options excluded from the computation of diluted per share amounts:			
Shares for which exercise price exceeds average market price of common stock	1,853	249	1,789
Average exercise price per share that exceeds average market price of common stock	$ 26.86	$ 25.52	$ 19.11

Note 9 – Leases

Apria operates principally in leased offices and warehouse facilities. In addition, delivery vehicles and office equipment are leased under operating leases. Lease terms are generally ten or fewer years with renewal options for additional periods. Many leases provide that the company pay taxes, maintenance, insurance and other expenses. Rentals are generally increased annually by the Consumer Price Index, subject to certain maximum amounts defined within individual agreements.

Apria occasionally subleases unused facility space when a lease buyout is not a viable option. Sublease income, in amounts not considered material, is recognized monthly and is offset against facility lease expense. Net rent expense in 2001, 2000 and 1999 amounted to $60,618,000, $56,243,000 and $55,465,000, respectively.

In addition, during 2001 and 2000, Apria acquired information systems totaling $1,837,000 and $3,054,000, respectively, under capital lease arrangements with lease terms ranging from 24 to 30 months. No such arrangements were effected in 1999. Amortization of the leased information systems amounted to $811,000, $87,000 and $2,023,000 in 2001, 2000 and 1999, respectively.

The following amounts for assets under capital lease obligations are included in property, equipment and improvements:

(in thousands)	December 31, 2001	December 31, 2000
Information systems	$ 4,458	$ 3,054
Less accumulated depreciation	(811)	(87)
	$ 3,647	$ 2,967

Future minimum payments, by year and in the aggregate, required under capital lease obligations and noncancellable operating leases consist of the following at December 31, 2001:

(in thousands)	Capital Leases	Operating Leases
2002	$ 2,324	$ 48,564
2003	642	39,383
2004	-	31,941
2005	-	23,612
2006	-	16,512
Thereafter	-	19,894
	2,966	$179,906
Less interest included in minimum lease payments	(139)	
Present value of minimum lease payments	2,827	
Less current portion	(2,205)	
	$ 622	

Note 10 – Employee Benefit Plans

Apria has a 401(k) defined contribution plan, whereby eligible employees may contribute up to 16% of their annual basic earnings. The company matches 50% of the first 8% of employee contributions. Total expenses related to the defined contribution plan were $4,240,000, $3,792,000 and $3,405,000 in 2001, 2000 and 1999, respectively.

Note 11 – Commitments and Contingencies

Litigation: Apria is engaged in the defense of certain claims and lawsuits arising out of the ordinary course and conduct of its business, the outcomes of which are not determinable at this time. Apria has insurance policies covering such potential losses where such coverage is cost effective. In the opinion of management, any liability that might be incurred by the company upon the resolution of these claims and lawsuits will not, in the aggregate, have a material adverse effect on Apria's consolidated results of operations and financial position. Management is unable to estimate the range of possible loss for all other claims and lawsuits.

Apria and certain of its present and former officers and/or directors are defendants in a class action lawsuit, *In Re Apria Healthcare Group Securities Litigation*, filed in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV98-217 GLT). This case is a consolidation of three similar class actions filed in March and April, 1998. The consolidated amended class action complaint purports to establish a class of plaintiff shareholders who purchased Apria's common stock between May 22, 1995 and January 20, 1998. No class has been certified at this time. The complaint alleges, among other things, that the defendants made false and/or misleading public statements regarding Apria and its financial condition in violation of federal securities laws. The complaint seeks compensatory and punitive damages as well as other relief.

Two similar class actions were filed during July 1998 in the Superior Court for the State of California for the County of Orange: *Schall v. Apria Healthcare Group Inc.*, et al. (Case No. 797060) and *Thompson v. Apria Healthcare Group Inc.*, et al. (Case No. 797580). These two actions were consolidated by a court order dated October 22, 1998 (Master Case No. 797060). On June 14, 1999, the plaintiffs filed a consolidated amended class action complaint asserting claims founded on state law and on Sections 11 and 12(2) of the 1933 Securities Act.

Following a series of settlement discussions, the parties reached a tentative settlement of both the consolidated federal and state class actions in early 2002. Under the terms of the settlement, Apria has contributed $1 million to a settlement pool, with the balance of the total settlement amount of $42 million coming from Apria's insurance carriers. Apria has also agreed to provide various indemnities to certain current and former Apria officers and directors who would be entitled to receive such indemnification under applicable law. The Orange County Superior Court has required that final settlement documents be presented to the Court on April 16, 2002. Apria cannot provide any assurances that all of the agreements necessary to finalize the settlement, and obtain final Court approval for such a settlement, will be obtained. However, in the opinion of Apria's management, the ultimate disposition of these class actions will not have a material adverse effect on Apria's results of operations or financial condition.

Apria and its former Chief Executive Officer are also defendants in a class action lawsuit, *J.E.B. Capital Partners, LP v. Apria Healthcare Group Inc. and Philip L. Carter*, filed on August 27, 2001 in the U.S. District Court for the Central District of California, Southern Division (Case No. SACV01-813 GLT). Among other things, the operative complaint alleges that the defendants made false and/or misleading public statements by not announcing until July 16, 2001 the amount of potential damages asserted by the U.S. Attorney's office in Los Angeles and counsel for the plaintiffs in the *qui tam* actions referred to below. Apria believes that it has meritorious defenses to the plaintiff's claims and it intends to vigorously defend itself. In the opinion of Apria's management, the ultimate disposition of this class action will not have a material adverse effect on Apria's results of operations or financial condition.

As previously reported, since mid-1998 Apria has been the subject of investigations conducted by several U.S. Attorneys' offices and the U.S. Department of Health and Human Services. These investigations concern the documentation supporting Apria's billing for services provided to patients whose healthcare costs are paid by Medicare and other federal programs. Apria is cooperating with the government in connection with these investigations and is responding to various document requests and subpoenas. A criminal investigation conducted by the U.S. Attorney's office in Sacramento was closed in mid-1999 with no charges being filed. Potential claims resulting from an investigation by the U.S. Attorney's office in San Diego were settled in mid-2001 in exchange for a payment by Apria of $95,000.

Apria has been informed by the U.S. Attorney's office in Los Angeles that the investigation being conducted by that office is the result of civil *qui tam* litigation filed on behalf of the government against Apria. The complaints in the litigation are under seal, however, and the government has not informed Apria of either the identities of the plaintiffs, the court or courts where the proceedings are pending, the date or dates instituted or the factual bases alleged to underlie the proceedings. To date, the U.S. Attorney's office has not informed Apria of any decision to intervene in the *qui tam* actions; however, it could reach a decision with respect to intervention at any time.

On July 12, 2001, government representatives and counsel for the plaintiffs in the *qui tam* actions asserted that, by a process of extrapolation from a sample of 300 patient files to all of Apria's billings to the federal government during the three-and-one-half year sample period, Apria could be liable to the government under the False Claims Act for more than $9,000,000,000, consisting of extrapolated overpayment liability, plus treble damages and penalties of up to $10,000 for each allegedly false claim derived from the extrapolation.

Apria has acknowledged that there may be errors and omissions in supporting documentation affecting a portion of its billings. However, it considers the assertions and amounts described in the preceding paragraph to be unsupported both legally and factually and believes that most of the alleged documentation errors and omissions should not give rise to any liability, for overpayment refunds or otherwise. Accordingly, Apria believes that the claims asserted are unwarranted and that it is in a position to assert numerous meritorious defenses. Nevertheless, Apria cannot provide any assurances as to the outcome of these proceedings. Management cannot estimate the possible loss or range of loss that may result from these proceedings and therefore has not recorded any related accruals.

If a judge, jury or administrative agency were to determine that false claims were submitted to federal healthcare programs or that there were significant overpayments by the government, Apria could face civil and administrative claims for refunds, sanctions and penalties for amounts that would be highly material to its business, results of operations and financial condition, including exclusion of Apria from participation in federal healthcare programs.

Certain Concentrations: Approximately 66% of Apria's revenues are derived from respiratory therapy services, a significant portion of which is reimbursed under the federal Medicare program. The Balanced Budget Act of 1997 significantly reduced the Medicare reimbursement rates for home oxygen services and respiratory drugs and included other provisions that have impacted or may impact reimbursement rates in the future. Although the Medicare Balanced Budget Refinement Act of 1999 and the Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 mitigated or delayed some of the effects of the original legislation, there are still significant issues outstanding that could adversely impact future revenues and operating results.

Apria currently purchases approximately 40% of its patient service equipment and supplies from three suppliers. Although there are a limited number of suppliers, management believes that other suppliers could provide similar products on comparable terms. However, a change in suppliers could cause delays in service delivery and possible losses in revenue, which could adversely affect operating results.

Note 12 – Service/Product Line Data

The following table sets forth a summary of net revenues and gross profit by service line:

	Year Ended December 31,		
(in thousands)	2001	2000	1999
Net revenues:			
Respiratory therapy	$ 742,805	$ 656,089	$ 598,901
Infusion therapy	216,436	194,508	179,148
Home medical equipment/other	172,674	163,604	161,975
Total net revenues	$1,131,915	$1,014,201	$ 940,024
Gross profit:			
Respiratory therapy	$ 588,868	$ 521,867	$ 472,306
Infusion therapy	126,778	115,352	106,162
Home medical equipment/other	108,622	98,040	93,642
Total gross profit	$ 824,268	$ 735,259	$ 672,110

Note 13 – Selected Quarterly Financial Data (unaudited)

(in thousands, except per share data)	Quarter First	Second	Third	Fourth
2001				
Net revenues	$271,354	$283,480	$284,025	$293,056
Gross profit	$195,076	$207,905	$207,548	$213,739
Operating income	$ 35,696	$ 35,613	$ 35,681	$ 36,237
Income before extraordinary charge	$ 17,076	$ 17,247	$ 19,133	$ 19,989
Net income	$ 17,076	$ 17,247	$ 17,605	$ 19,989
Basic income per common share:				
Income before extraordinary charge	$ 0.32	$ 0.32	$ 0.35	$ 0.37
Extraordinary charge on debt refinancing, net of taxes	$ -	$ -	$ 0.03	$ -
Net income	$ 0.32	$ 0.32	$ 0.32	$ 0.37
Diluted income per common share:				
Income before extraordinary charge	$ 0.31	$ 0.31	$ 0.34	$ 0.36
Extraordinary charge on debt refinancing, net of taxes	$ -	$ -	$ 0.03	$ -
Net income	$ 0.31	$ 0.31	$ 0.31	$ 0.36
2000				
Net revenues	$250,722	$252,570	$252,588	$258,321
Gross profit	$179,221	$183,189	$185,178	$187,671
Operating income	$ 32,637	$ 34,567	$ 35,695	$ 35,298
Net income	$ 12,781	$ 14,071	$ 14,806	$ 15,348
Basic income per common share	$ 0.24	$ 0.27	$ 0.28	$ 0.29
Diluted income per common share	$ 0.24	$ 0.26	$ 0.28	$ 0.28

Third Quarter – 2001: Net income for the third quarter of 2001 includes an extraordinary charge of $1,528,000, net of tax, attributable to the write-off of the unamortized balance of deferred financing fees related to the early retirement of Apria's 9½% senior subordinated notes and the previously existing credit agreement. Both were scheduled to mature in late 2002, but were repaid in full concurrently with the closing of the new senior credit agreement in July 2001.

Independent Auditors' Report

Board of Directors and Stockholders of
Apria Healthcare Group Inc.

We have audited the accompanying consolidated balance sheets of Apria Healthcare Group Inc. and subsidiaries (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Apria Healthcare Group Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Costa Mesa, California
April 1, 2002

Corporate and Investor Information

Board of Directors

Ralph V. Whitworth(1)
Principal and Managing Member
Relational Investors, LLC, a private investment company

David H. Batchelder(2)
Principal and Managing Member
Relational Investors, LLC, a private investment company

David L. Goldsmith(3)
Managing Director
RS Investment Management, an investment management firm

Lawrence M. Higby
President and Chief Executive Officer

Richard H. Koppes(4)
Attorney
Jones, Day, Reavis & Pogue, a law firm

Philip R. Lochner, Jr.(5)
Senior Vice President, Administration
Time Warner Inc. (retired)

Beverly Benedict Thomas(6)
Principal
Thomas Consulting Group, a public affairs and strategic management consulting firm

Executive Officers

Lawrence M. Higby
President and Chief Executive Officer

James E. Baker
Chief Financial Officer

Michael R. Dobbs
Executive Vice President, Logistics

Anthony S. Domenico
Executive Vice President, Sales

Lisa M. Getson
Executive Vice President, Business Development and Clinical Services

Michael J. Keenan
Executive Vice President, Business Operations

Lawrence A. Mastrovich
Chief Operating Officer

George J. Suda
Executive Vice President, Information Services

Stock Trading Information:

The company's common stock is traded on the New York Stock Exchange under the symbol AHG.

Stock Transfer Agent and Registrar:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
(800) 937-5449 or (718) 921-8200

Corporate Headquarters:

26220 Enterprise Court
Lake Forest, California 92630-8400
(949) 639-2000

Form 10-K:

A copy of the company's Annual Report on Form 10-K (without exhibits) for the fiscal year ended December 31, 2001, which the company has filed with the Securities and Exchange Commission, may be obtained by calling Apria's Investor Relations Department at (949) 639-2415 or mailing a written request to:

Apria Healthcare Group Inc.
Investor Requests
26220 Enterprise Court
Lake Forest, California 92630-8400

(1) Chairman of the Board; Member, Compensation Committee; Member, Corporate Governance and Nominating Committee

(2) Chairman, Compensation Committee; Member, Audit Committee

(3) Chairman, Compliance Committee; Member, Audit Committee

(4) Chairman, Corporate Governance and Nominating Committee; Member, Compliance Committee

(5) Chairman, Audit Committee; Member, Compliance Committee

(6) Member, Corporate Governance and Nominating Committee; Member, Compensation Committee

APRIA HEALTHCARE®

26220 Enterprise Court

Lake Forest, California 92630-8400

(949) 639-2000

Visit us at:

www.Apria.com

GEN-3084
04/02